November 4, 2005

VIA FACISIMILE

Mr. David Burton
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-1004
Tel-(202) 824-5082
Fax-(202) 942-9585

Re:   Trestle Holdings, Inc
Form 10-KSB for year ended December 31, 2004
Filed March 30, 2005
Form 10-QSB a of June 30, 2005
File No. 0-23000

Dear Burton:

This letter is in response to your comment letter dated October 27, 2005. Trestle Holdings, Inc. assessment of InterScope Technologies as a significant acquisition was based on and interpretation of Regulation S-B, Item 310 (c) Financial Statements of Businesses Acquired or to be Acquired as follows:

Compare the small business issuer’s proportionate share of the total assets (after intercompany eliminations) of the acquiree to the total consolidated assets of the small business issuer as of the end of the most recently completed fiscal year.

Compare the small business issuer’s equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the acquiree to such consolidated income of the small business issuer for the most recently completed fiscal year.

Computational note to paragraph (c)(2): For purposes of making the prescribed income test the following guidance should be applied: If income of the small business issuer and its subsidiaries consolidated for the most recent fiscal year is at least 10 percent lower than the average of the income for the last five fiscal years, such average income should be substituted for purposes of the computation. Any loss years should be omitted for purposes of computing average income.

We calculated the total assets as described above at less than the 20% threshold. For the income test, we noted the computational note (above) and did not consider the income test as both Companies have incurred net losses since inception.

We now understand from our telephone call with you this morning that our interpretation of paragraph (c) (2) was incorrect and that we should have used the absolute values of the losses for the test. As such, we will obtain audited financial statements for the acquired company. Since there was no audit performed prior to the acquisition, we will have to engage a certified public accountant for this undertaking. We anticipate that it make take up to a month to complete the audit and disclose the required information in a Form 8-K filing.

Should you have any questions or further comments please contact either me or Eric Stoppenhagen, our Vice President of Finance, at 949-673-1907.

Sincerely,

TRESTLE HOLDINGS, INC.

By:_/s/ BARRY HALL___________
Barry Hall
President & Chief Financial Officer